Exhibit 01

BOARD MEETING RESOLUTIONS

OF

THE BOARD OF DIRECTORS

OF

GREEN ENVIROTECH HOLDINGS CORP.

(the “Company”)

(a Delaware Corporation)

On August 24th, at 2pm, PST, a meeting of the board of directors of the Company was held by conference call. Present for the meeting was Chris Smith, a Director, Secretary/Treasurer of the Company at that time in the Dominican Republic, Mark Gantar a director and President of the company at the time in Kirkland, Washington and Burak Erten a director of the company at the time in Istanbul, Turkey for the purpose of discussing certain matters relating to the Company. Noticeably absent from the board meeting was Gary DeLaurentiis, Chairman, CEO of the Company at that time in Manila Philippines. Gary De Laurentiis was fully aware of the board meeting and was advised by the other board members of the importance of his attendance. Such matters as stated below were discussed at the meeting and there being a quorum of directors, the matters discussed were adopted as resolutions effective as of August 24th, 2021.

RESOLVED, that the corporate ByLaws are updated immediately to give the power to the board to remove a director from the board with cause. The “cause” will be determined solely by the remaining members of the board.

RESOLVED, that Gary M De Laurentiis has been removed as CEO, Chairman of the Board and in any management and committee capacity to represent Green EnviroTech Holdings (GETH) for actions detrimental to the company and due to a questionable health/mental capacity to function as CEO from the Philippines as stated by him. The various reasons and situations that led to this decision from the board are documented below.

●	On July 16th, De Laurentiis sent an email intended for Shareholders / Vendors / Suppliers / Offtake / Foreign Entities’ and Lenders indicating that due to health reasons and a lack of money he needed to pass his responsibilities to Mark Gantar acknowledging his deficiencies.

●	Then on July 17th, he threatened the entire board using extortion type tactics to pressure the board to either give him money or he would destroy all of our efforts over the past 5-6 years with a focus on sabotaging the State of California RMDZ loan application (CalRecycle). This did not make sense considering this would have been a source of funds for De Laurentiis as well.

●	Following the July 17th board meeting, De Laurentiis followed up on his threats causing damage to GETH with the following actions:

○	Attempted to circumvent USWTE by aligning with the financier Lance Capital that USWTE had brought to finance plants violating an NDA. This is detrimental to GETH because GETH and USWTE has a signed contract dated 8/28/2020 that was designed to benefit GETH and all parties. In addition, De Laurentiis was a shareholder in USWTE. De Laurentiis’ actions were not only detrimental to GETH but also to himself.

○	He interfered with the State of California in an attempt to stop the USWTE loan application which had been submitted and paid for and is to the benefit of GETH.

○	De Laurentiis also badmouthed USWTE with multiple vendors, City of Adelanto, real estate agent in Ca, and suppliers. This was damaging to GETH because GETH is dependent upon USWTE success and interferes with the existing contract between GETH and USWTE that De Laurentiis signed.

●	De Laurentiis’s move to the Philippines nearly 2 years ago was questionable and he has not successfully managed and performed his duties as CEO of GETH the public US company from the Philippines.

●	On August 11th, De Laurentiis had a settlement type discussion with Mark Gantar over the phone. The following concerning topics were discussed.

○	De Laurentiis admitted that he has dementia and that his health continues to be questionable as he is not remembering things.

○	De Laurentiis specifically told Mark that he was not working with Lance Capital going forward. This is not believable and again becomes a trust and truthfulness issue.

●	De Laurentiis has a history of using good people that have put in years and years of work and money, then removing them either because they don’t agree with him or stop giving him money. This is extremely detrimental to the future of GETH as this institutional knowledge is lost.

●	De Laurentiis has taken a large portion of the money brought into the company over the past 13 years. The approximate investment figure that has come into GETH is about 6-7 million with another 6 million in accrued salaries. From the beginning to now, De Laurentiis has taken a good portion of that money as personal salary or expense reimbursement while other employees have received very little. Even over the past 18 months, De Laurentiis was paid $140,000 while everyone else in management netted next to nothing. GETH will not be able to continue on and be successful if De Laurentiis continues to take a majority of the funds that come in, removes good people, and sabotages the business with erratic behavior that is likely affected by his health and admitted dementia.

RESOLVED, that the board has named Chris Smith as the new Chairman of the Board.

RESOLVED, that the appropriate corporate officers be, and each of them with full authority to act without the others hereby is, authorized and directed for and on behalf of the Corporation to take or cause to be taken any and all actions, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things which, in any such officer’s judgment, may be necessary or desirable to effect the foregoing resolution and to carry out the purposes thereof, the taking of any such actions, the execution and delivery of any such certificates, instructions, requests, or instruments, or the doing of any such things to be conclusive evidence of their necessity or desirability.

RESOLVED, that all actions, executions, and delivery of documents instruments and agreements taken by any officer of the Corporation prior to this date relating to the purpose and intent of the foregoing resolutions, be and they hereby are, in all respects approved, ratified, confirmed and adopted as the official acts and deeds of the Corporation.

/s/ Chris Smith
Chris Smith
Director, Secretary/Treasurer

/s/ Mark Gantar	/s/ Burak Erten
Mark Gantar	Burak Erten
President & Director

CC by e-mail: Gary M. De Laurentiis